SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A(1)

Under the Securities Exchange Act of 1934

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Charles Y. Tanabe, Esq. Executive Vice President and General Counsel Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1 (e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Note:  This statement constitutes Amendment No. 2 of the Report on Schedule 13D of the reporting group consisting of Liberty Interactive Corporation and Barry Diller, and an exit filing for Mr. Diller.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,959,751 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 30,959,751 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,959,751 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.

Percent of Class Represented by Amount in Row (11)
21.8%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Company representing approximately 56.8% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Less than 5%

	8.	Shared Voting Power Less than 5%

	9.	Sole Dispositive Power Less than 5%

	10.	Shared Dispositive Power Less than 5%

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Less than 5%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) Less than 5%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY INTERACTIVE CORPORATION

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

TRIPADVISOR, INC.

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of TripAdvisor, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The Report on Schedule 13D originally filed with the Commission by Liberty Interactive Corporation, a Delaware corporation (“Liberty”), and Mr. Barry Diller (“Mr. Diller”) (each a “Reporting Person”), on December 30, 2011, as amended by Amendment No. 1 filed with the Commission on May 15, 2012 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D, and is an exit filing for Mr. Diller.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 3.         Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 11, 2012, Liberty USA Holdings, LLC, a wholly-owned subsidiary of Liberty (the “Buyer”), purchased an aggregate of 4,799,848 shares of Common Stock (the “Purchased Shares”) for an aggregate purchase price of $299,990,500 from Mr. Diller, The Diller-von Furstenberg Family Foundation (the “Foundation”) and the Revocable Trust under the Trust Agreement of the Arrow 1999 Trust (the “Trust” and, together with Mr. Diller and the Foundation, the “Sellers”), pursuant to a Stock Purchase Agreement, dated as of December 11, 2012 (the “Stock Purchase Agreement”), by and among the Buyer, the Sellers and, for the limited purposes stated therein, Liberty (the “Stock Purchase”).  Liberty contributed available cash on hand to the Buyer to pay the aggregate purchase price for the Purchased Shares.

Item 4.         Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of this Amendment is incorporated herein by reference.

Effective upon completion of the Stock Purchase, Mr. Diller resigned as Chairman of the Board of Directors of the Company and Senior Executive of the Company (but will remain as a director), and the Stockholders Agreement (including the irrevocable proxy Mr. Diller held with respect to all securities of the Company beneficially owned by Liberty) terminated in accordance with its terms.  As a result of the completion of the transactions contemplated by the Stock Purchase Agreement, Liberty controls a majority of the voting power of the Company and Mr. Diller ceased to be the beneficial owner of more than five percent of the outstanding shares of

Common Stock.  Liberty is able to assert control over the Company by, among other things, influencing management and taking one or more actions specified in clauses (a) through (j) of Item 4.

Pursuant to the terms of the Stock Purchase Agreement, Liberty agreed that, until the Director Expiration Date (as defined below), it will:

•                                          use its reasonable best efforts to cause Mr. Diller to be included in the slate of nominees recommended by the Board of Directors to the Company’s stockholders for election as directors at each annual meeting of the stockholders of the Company,

•                                          vote, or act by written consent with respect to, any and all shares of Common Stock or shares of Class B Common Stock with respect to which it has the power to vote, in favor of Mr. Diller to serve as a director on the Company’s Board of Directors, and

•                                          use its reasonable best efforts to ensure that the unvested options to acquire, and restricted stock units with respect to (the “RSUs”), shares of Common Stock that Mr. Diller held as of the completion of the Stock Purchase will continue to vest as long as Mr. Diller remains a director of the Company and the post-termination exercise period of any options to acquire shares of Common Stock of the Company (“Options”) that Mr. Diller held as of the completion of the Stock Purchase will not commence until Mr. Diller ceases to be a director of the Company.

The term “Director Expiration Date” means the first to occur of (w) January 1, 2018, (x) such time as Mr. Diller has been convicted of, or has pled guilty to, any felony involving moral turpitude, (y) Mr. Diller ceases to hold any Options or RSUs or (z) such time as all Options and RSUs shall have become vested and shall by their terms be exercisable through the applicable expiration date.  Liberty also agreed that, in the event it transfers shares of Common Stock and/or Class B Common Stock constituting 10% or more of the outstanding voting power of the Company to a single third party, it will cause such transferee to assume Liberty’s voting obligations with respect to such transferred shares.

The foregoing is a summary of the material terms of the Stock Purchase Agreement and does not purport to cover all the provisions of the Stock Purchase Agreement, and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 5 hereto, and incorporated into this Amendment by reference.

As a result of the completion of the transactions contemplated by the Stock Purchase Agreement, Mr. Diller’s rights and obligations under the Governance Agreement terminated, and Mr. Diller and Liberty agreed to terminate the Joint Filing Agreement.

Depending on market conditions and other factors, and subject to any restrictions or limitations contained in the agreements attached as Exhibits to the Schedule 13D, the Reporting Persons or their respective subsidiaries may (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell all or some of their shares of Common Stock or Class B Common Stock by public or private sale, gift, pledge or otherwise.

Subject to the foregoing and except as contained in the agreements attached as Exhibits to the Schedule 13D, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) Mr. Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may exercise vested Options and dispose of shares of Common Stock received upon such exercise, including to satisfy the exercise price and tax withholding obligations in connection with such exercise.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of, and Rows (7) through (10) of the cover pages to, this Amendment is incorporated herein by reference.

(a)-(b) Liberty beneficially owns 18,159,752 shares of Common Stock and 12,799,999 shares of Class B Common Stock, which shares constitute 14.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of Liberty’s shares of Class B Common Stock into Common Stock, Liberty would beneficially own 21.8% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share Liberty may be deemed to beneficially own equity securities of the Company representing approximately 56.8% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on October 30, 2012, 129,543,981 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(c) Not applicable.

(d) Not applicable.

(e) As a result of the completion of the transactions contemplated by the Stock Purchase Agreement, Mr. Diller ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.          Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Items 3 and 4 of this Amendment is incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits

5.                                     Stock Purchase Agreement, dated as of December 11, 2012, among Liberty USA Holdings, LLC, a Delaware limited liability company, Barry Diller, The Diller Foundation, a California nonprofit public benefit corporation, doing business as The Diller-von Furstenberg Family Foundation, the Revocable Trust under the Trust Agreement of the Arrow 1999 Trust, as restated on December 21, 2011 by Barry Diller, as Settlor and Trustee and, solely for purposes stated therein, Liberty Interactive Corporation, a Delaware corporation.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 11, 2012

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President

BARRY DILLER

By:	/s/ Barry Diller

INDEX TO EXHIBITS

1.	Joint Filing Agreement, by and among Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*

2.	Governance Agreement, by and among TripAdvisor, a Delaware corporation, Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*

3.	Stockholders Agreement, by and between Liberty Interactive Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of December 20, 2011.*

4.	Assistant Secretary’s Certificate of Liberty Interactive Corporation.*

5.

Stock Purchase Agreement, dated as of December 11, 2012, among Liberty USA Holdings, LLC, a Delaware limited liability company, Barry Diller, The Diller Foundation, a California nonprofit public benefit corporation, doing business as The Diller-von Furstenberg Family Foundation, the Revocable Trust under the Trust Agreement of the Arrow 1999 Trust, as restated on December 21, 2011 by Barry Diller, as Settlor and Trustee and, solely for purposes stated therein, Liberty Interactive Corporation, a Delaware corporation.

*	Previously filed.